SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan Porter
Alan Porter Group Company Secretary

Date: 29 April 2013

PRUDENTIAL PLC

DISCLOSURE OF DIRECTOR’S DETAILS – Kai Nargolwala

Director’s other publicly quoted directorships

As required by Listing Rule 9.6.14(2), Prudential plc confirms that Kai Nargolwala, a non-executive director of Prudential plc, was appointed as a Director of the Board of Credit Suisse Group AG on 26 April 2013.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Sylvia Edwards

Assistant Group Secretary

020 7548 3826

Name of duly authorised officer responsible for making notification:

Alan F. Porter, Group Company Secretary